3000 Leadenhall Road

Mt. Laurel, NJ 08054

April 21, 2017

VIA OVERNIGHT COURIER AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Michael R. Clampitt, Esq.

Re:                             PHH Corporation

Preliminary Proxy Statement on Schedule 14A

Filed March 15, 2017

Form 10-K for the year ended December 31, 2016

Filed February 28, 2017

File No. 001-07797

Dear Mr. Clampitt:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated April 11, 2017 (the “Comment Letter”), in respect of the following filings of PHH Corporation, a Maryland corporation (“we”, “our” or “us”): (i) our Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 15, 2017 (the “Preliminary Proxy Statement”); and (ii) our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Commission on February 28, 2017.

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter.  For your convenience, the comments have been reproduced below, together with our responses.  We are also enclosing a copy of Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”), as filed with the Commission on the date hereof, which is redlined against the Preliminary Proxy Statement.  The changes reflected in the Amended Preliminary Proxy Statement include those in response to the comments of the Staff set forth in the Comment Letter.  All references to page numbers in our responses correspond to the page numbers included in the redlined Amended Preliminary Proxy Statement.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

Summary Term Sheet, page 1

1.                                      Please revise to add a section that provides shareholders with an understanding of your plans, should the proposals be approved, with respect to your business going forward under your “PHH 2.0” strategy. In this regard, briefly describe what assets and liabilities will remain, and what will be the primary revenue generating operations. In addition, briefly describe the impact on the number of employees and any anticipated costs associated with the reductions in employees.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see pages 23-24 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Summary Term Sheet—Effects on the Company if the Transactions are Completed”.  We made corresponding changes in the Amended Preliminary Proxy Statement on pages 124-125 of the redlined Amended Preliminary Proxy Statement under the section “—Proposal 1: The Sale of Substantially All of the Assets of the Company—Effects on the Company if the Transactions are Completed”.

2.                            Please revise Sub-proposal 1A to disclose the book value of your portfolio of Mortgage Servicing Rights, together with all servicing advances related to the MSR Portfolio (the assets and related liabilities that will be affected by Sub-proposal 1A), as of December 31, 2016. If material changes have occurred since that date, briefly discuss. Also, disclose the aggregate purchase price to be paid by New Residential pursuant to the agreement. Additionally, discuss how the proceeds will be used and the timing. Please make corresponding changes to the prospectus throughout when discussing this proposal.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see page 3 of the redlined Amended Preliminary Proxy Statement under the section captioned “—The MSR Sale—Consideration”.  Additional discussion regarding how the proceeds will be used and timing was also added on pages 123-124 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Proposal 1: The Sale of Substantially All of the Assets of the Company—Anticipated Use of Proceeds from the Transactions”.  We made corresponding changes in the Amended Preliminary Proxy Statement on page 22 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Summary Term Sheet—Anticipated Use of Proceeds from the Transactions”, and page 62 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Sub-proposal 1A:  Approval of the MSR Sale Sub-Proposal—General Description of the MSR Sale”, and pages 76-77 of the redlined Amended Preliminary Proxy Statement under the section captioned “—The MSR Purchase Agreement—Consideration”.

3.                                      Please revise Sub-proposal 1B to disclose the book value of the assets and liabilities of PHH Home Loans, LLC to be sold pursuant to the Asset Purchase

Agreement as of December 31, 2016. If material changes have occurred since that date, briefly discuss. Also, disclose the aggregate purchase price payable to you under the terms of the transaction. Additionally, discuss how the proceeds will be used and the timing. Please make corresponding changes to the prospectus throughout when discussing this proposal.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see pages 12-13 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Summary Term Sheet—The Home Loans Transactions—Purchased Assets and Assumed Liabilities”, page 13 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Purchase Price”, and page 20 of the redlined Amended Preliminary Proxy Statement under the section captioned “—JV Interests Purchase Agreement—Cash Distributions”.  We made corresponding changes in the Amended Preliminary Proxy Statement on page 90 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Sub-Proposal 1B:  Approval of the Home Loans Asset Sale Sub-Proposal—General Description of the Home Loans Transactions”, page 106 of the redlined Amended Preliminary Proxy Statement under the section captioned “—The Home Loans Transaction Agreements—Asset Purchase Agreement—Purchased Assets and Assumed Liabilities”, page 107 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Purchase Price” and pages 119-120 of the redlined Amended Preliminary Proxy Statement under the section captioned “—JV Interests Purchase Agreement—Cash Distributions”.

Support Agreement, page 23

4.                                      Please revise to disclose PHH’s obligations under the Agreement.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see page 21 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Summary Term Sheet—The Home Loans Transactions—The Support Agreement”.  We made corresponding changes in the Amended Preliminary Proxy Statement on pages 122-123 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Sub-Proposal 1B:  Approval of the Home Loans Asset Sale Sub-Proposal—The Home Loans Transaction Agreements—The Support Agreement”.  While we have revised the disclosure to refer to our obligations, we note that the Support Agreement is for our benefit and as such, we do not have many obligations under it.

Interests of Our Directors and Officers in the Transaction, page 25

5.                                      Please revise to disclose the aggregate payments for the severance agreements and the qualifying terminations. In addition, disclose the number of options or other derivative securities that will have accelerated vesting.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see page 24 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Summary Term Sheet—Interests of our Directors and Officers in the Transactions”.  We made corresponding changes to the Amended Preliminary Proxy Statement on pages 126-131 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Proposal 1: The Sale of Substantially All of the Assets of the Company—Interests of our Directors and Officers”.

Risk Factors

6.                                      Please consider including a risk factor addressing the fact that the MSR Purchase Agreement may be amended, and any term or provision may be waived, by a writing signed by the party against whom such waiver or modification is sought to be enforced.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see page 41 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Risk Factors—Risks Related to the Transactions”.

Proposal 1—The Sale of Substantially All of the Assets of the Company

Background of the Transactions, page 56

7.                                      Please provide a more detailed discussion with respect to the negotiations that occurred between you and New Residential, including details of the significant open items discussed at the board meeting held on December 8, 2016, and how the valuation of the assets was determined and negotiated.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see pages 58 and 59 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Proposal 1: The Sale of Substantially All of the Assets of the Company—Background of the Transactions”.

8.                                      Please provide a more detailed discussion with respect to the negotiations that occurred between you, GRI and Realogy with respect to the material terms and pricing of the asset sale.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see pages 58, 59, 60 and 61 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Proposal 1: The Sale of Substantially All of the Assets of the Company—Background of the Transactions”.

Sub-Proposal 1A: Approval of the MSR Sale Sub-Proposal

MSR Projections, page 77

9.                                      Please revise the first full paragraph on page 78 to delete the words, “... should not be relied upon ...”. Make similar changes in the penultimate paragraph on page 110 and elsewhere in the proxy statement wherever these words are used.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see page 68 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Sub-proposal 1A:  Approval of the MSR Sale Sub-Proposal—MSR Projections” and page 97 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Sub-Proposal 1B:  Approval of the Home Loans Asset Sale Sub-Proposal—Home Loans Financial Projections”.

Sub-Proposal 1A: Approval of the MSR Sale Sub-Proposal

Certain Federal Income Tax Consequences of the MSR Sale, page 85

10.                               Revise to delete the words, “general discussion” and disclose that the discussion includes all material federal income tax consequences. Make similar changes on page 119 for the Home Loans Transaction.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see page 74 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Sub-proposal 1A:  Approval of the MSR Sale Sub-Proposal—Certain Federal Income Tax Consequences of the MSR Sale” and page 104 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Sub-Proposal 1B:  Approval of the Home Loans Asset Sale Sub-Proposal—Certain Federal Income Tax Consequences of the Home Loans Transactions”.  We made corresponding changes to the Amended Preliminary Proxy Statement on page 10 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Summary Term Sheet—The MSR Sale—Certain Federal Income Tax Consequences of the MSR Sale” and page 21 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Summary Term Sheet—The Home Loans Transactions—Certain Federal Income Tax Consequences of the Home Loans Transactions”.

Annex H: PHH Corporation and Subsidiaries Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies

Legal Contingencies, page H-46

11.                               Please revise to add disclosure in the Summary to describe how these recorded and unrecorded contingent liabilities will impact the company going forward if each of Sub-Proposal 1A and Sub-Proposal 1B are approved.

Response:

We acknowledge the Staff’s comment and have revised the Preliminary Proxy Statement accordingly. Please see pages 23-24 of the redlined Amended Preliminary Proxy Statement under the section captioned “—Summary Term Sheet—Effects on the Company if the Transactions are Completed”.  We made corresponding changes in the Amended Preliminary Proxy Statement on pages 124-125 of the redlined Amended Preliminary Proxy Statement under the section “—Proposal 1: The Sale of Substantially All of the Assets of the Company—Effects on the Company if the Transactions are Completed.”

Annex J: Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Financial Statements, page J-1

12.                               We note your disclosure that the unaudited pro forma consolidated financial information is being presented to give effect to the Home Loans Transactions (Sub-Proposal 1B). Please explain, in detail, why your pro forma consolidated financial information does not give effect to the MSR sale (Sub-Proposal 1A). Refer to Rule 11-01(a)(4) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement as herein described.

Rule 11-01(a)(4) of Regulation S-X states that pro forma financial information shall be furnished when “the disposition of a significant portion of a business by either sale [or] abandonment…has occurred or is probable…”.  Sub-Proposal 1A, which relates to the approval of the sale of our portfolio of Mortgage servicing rights, is not the disposition or sale of a business, as after the completion of the MSR sale, we expect to have a continuing business as a servicer.  Our employee base, facilities, and current operations that are involved in performing servicing activities will remain with our business and will continue to perform servicing activities for our subservicing clients (including under the subservicing agreement with New Residential).

However, upon further review of the rules for presentation of pro forma financial information, we do acknowledge that the MSR sale would have a discrete material impact on our financial statements.  We have revised the Preliminary Proxy Statement to give effect to the MSR sale for the latest fiscal year. Please see the revised pro forma financial statements, beginning on page J-6 of Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement to the Amended

Preliminary Proxy Statement.

13.          As a related matter, please tell us what consideration was given to presenting pro forma consolidated financial information giving effect to the other strategic asset sales and agreements (e.g., sale of GNMA MSR and related servicing advances to Lakeview Servicing, PLS business exit, etc.) in an attempt to depict how the overall group of transactions might have affected historical financial statements, illustrating the scope of the change in the registrant’s financial position and results of operations as a capital-light business comprised of subservicing and portfolio retention, otherwise referred to in your filing as “PHH 2.0”. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement as herein described.

Rule 11-01(a)(8) of Regulation S-X states that pro forma financial information shall be furnished when “consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.”  We have evaluated the other strategic events that we expect to impact our business in accordance with this rule, as follows:

Lakeview GNMA MSR sale:  Our sale agreement with Lakeview Loan Servicing, LLC, is an agreement to sell a population of MSRs which had a book value of $97 million as of December 31, 2016 with related servicing advance receivables (of approximately $20 million).  We will adjust our pro forma balance sheets for the portion of the sales under this agreement that were executed in February 2017, which included $77 million of MSR book value and $11 million of advances, as that sale was completed, the expected proceeds are known, and the transaction is discussed within our proxy statement.  Further, we will discuss in a footnote to the balance sheet the portion of the Lakeview sale that has not been executed.

PLS business exit:  We have begun to execute our plans to exit from our private label services (PLS) channel, which we believe will be substantially complete by the first quarter of 2018.  As we expect to have continuing operations within this channel for the next fifteen months (as of the December 31, 2016 presented pro forma statements), and remain subject to PLS continuing support agreements thereafter, the timing of this exit remains uncertain.  Further, while we have disclosed a range of expected exit costs and operating losses, we continue to have a number of risks specific to our plan to exit PLS (as discussed in the Risk Factors to our Form 10-K) which may cause realized amounts to vary from our current estimates; therefore, we do not believe it is appropriate to adjust our pro forma financial information with respect to the exit of this business.  We will include discussion of the PLS exit, related costs and estimated operating losses in the introduction to the pro forma financial statements.

PHH 2.0:  As discussed in our Form 10-K, we intend to operate as a smaller business that is focused on subservicing and portfolio retention services.  To execute this reorganization, we estimate that we will incur costs of $30 million to $40 million (pre-tax) as part of our program to re-engineer our business, which includes completing our Home Loans Transactions and actions to reduce our shared-services overhead costs.  While we have targeted total annual shared services expenses of $75 million for ‘PHH 2.0’, those cost reduction actions and all other actions to result in our standalone subservicing and portfolio retention business have not yet been executed.  Given the uncertainty around the timing, execution and results of those actions, we do not believe it is appropriate to adjust our pro forma financial information with respect to this intended change in our business.  We will include discussion of ‘PHH 2.0’ and related reorganization activities and costs in the introduction to the pro forma financial statements.

Please see the revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement for the revisions outlined above, beginning on page J-3.

14.          We note your disclosure on page 85 that the closing of the Home Loans Transactions (Sub-Proposal 1B) is contingent on the closing of the MSR Sale (Sub-Proposal 1A) and that if the MSR Sale Sub-Proposal does not receive the vote required for its approval, then the Home Loans Transactions will likely be terminated. Accordingly, there appears to be three possible outcomes: (1) that the shareholders approve the MSR sale, but not the Home Loans Transactions; (2) that the shareholders approve both transactions; or (3) that the shareholders reject both transactions. Please revise your introductory paragraph to discuss these different scenarios and tell us how you considered the need to present multiple sets of pro forma financial statements depicting each possible scenario. Refer to Rule 11-02(b)(8) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement accordingly.  Please see the revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement for the revisions outlined above, beginning on page J-4.

15.          Please revise the introductory paragraph to include a more substantive description of the transactions including an enhanced discussion of all entities involved, significant terms of the transactions (e.g., purchase price, contingencies to closing, etc.), which transactions are being voted upon and how you are accounting for each of the transactions. Please also revise your disclosure to reference the related transaction descriptions to more in depth discussions elsewhere in the document.

Response:

We acknowledge the Staff’s comment and have revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement accordingly.  Please see the revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement for the revisions outlined above, beginning on page J-1.

Annex J: Unaudited Pro Forma Financial Statements

Unaudited Pro Forma Consolidated Balance Sheets, page J-2

16.          We note adjustment (2) to reflect the settlement of certain balance sheet amounts of PHH Home Loans completely eliminates the balance sheet of PHH Home Loans, LLC and Subsidiaries from the pro forma balance sheet. We also note your disclosure on page 14 that subject to the terms and conditions of the Asset Purchase Agreement, PHH Home Loans and RMR will sell, assign and convey certain assets, or the “Purchased Assets” while PHH Home Loans, RMR and their affiliates will retain all assets that are not “Purchased Assets.” We note your disclosure on page 24 that after completing the JV Interests Purchase, PHH Home Loans will be a wholly-owned subsidiary of the Company and its residual net assets will be included in your consolidated financial statements until you pay or receive amounts to resolve the remaining value. It appears that your adjustment (2) to settle net assets of PHH Home Loans includes both the sale of “Purchased Assets” as described on page 14 as well as the settlement of residual net assets retained by PHH. Please address the following:

•              Explain and revise to separately discuss and present adjustments for the settlement of “Purchased Assets” versus the settlement of residual net assets; and

•              Explain how you determined that the settlement of residual net assets met the “probable” threshold described in Article 11 of Regulation S-X. Refer to Rule 11-01(a)(4) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement as herein described.  Please see the revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement beginning on page J-4.

As clarified further in the introductory paragraphs and footnotes to our pro forma balance sheets, since the “Purchased Assets” do not have any recognized book value as of December 31, 2016, the accounting impact of the sale is expected to be only receipt of $70 million cash; recording a gain allocated to Noncontrolling interest of $35 million; and recording a gain to PHH Corporation stockholders’ equity of $22 million (which is net of $13 million of taxes that are recorded against income taxes receivable in the Other assets row), each of which is presented within the column labeled “Home Loans Asset Sale” in our pro forma financial information.

As PHH Home Loans originates mortgage loans for sale (not for investment), all loans are typically sold to third-party investors within 30 days of closing.  As such, the entity’s Mortgage loans held for sale, Debt, mortgage-related derivatives (which represent $8 million of Other assets), and Accounts receivable will each be settled in the near-term from that entity’s origination operations.  The pro forma adjustments presented in the “Settle Residual Assets” column include a $4 million write-off of the remaining assets from which we do not expect to realize value.

17.          We note adjustment (3) reflecting the estimated consideration paid to Realogy for the JV Interests purchase based on 49.9% of the book equity of PHH Home Loans after completion of the asset sales. Please revise to include the supporting calculation for this adjustment.

Response:

We acknowledge the Staff’s comment and have revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement accordingly.  Please see the revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement for the revisions outlined above, beginning on page J-6.

18.          As a related matter, we note adjustment (3) also includes an adjustment to PHH Corporations stockholders’ equity related to PHH Corporation’s original basis in PHH Home Loans entity. Please revise to explain this adjustment in more detail and to include the supporting calculation for this adjustment.

Response:

We acknowledge the Staff’s comment and have revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement accordingly.  Please see the revised Annex J:  Unaudited Pro Form Financial Statement to the Amended Preliminary Proxy Statement for the revisions outlined above, beginning on page J-6.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016

Part I, Item 5

19.          Please include the performance graph required by 201(e) in future filings.

Response:

It is our understanding that the performance graph is required to be included in the annual report to stockholders, but not in the Form 10-K.  This understanding is based on Instruction 7 to Item 201(e) of Regulation S-K, which states that “the information required by paragraph (e) [of Item 201] need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 or Exchange Act Rule 14c-3 that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting).”  Further, the Staff has indicated in Regulation S-K Compliance and Disclosure Interpretations Question 106.10 that the performance graph is not required to be included under Item 5 of Form 10-K and need only be provided in the issuer’s annual report to stockholders.  In past years, we have presented the performance graph in the annual report to shareholders furnished to the Commission in accordance with Rule 14a-3(c).  We have historically placed the performance graph on the inside front cover of the Form 10-K wrap sent to our shareholders in satisfaction of the Rule 14a-3 requirement.  We confirm that we will continue to provide the performance graph disclosure as required by Item 201(e) of Regulation S-K, including for our 2016 Annual Report.

Part III

20.          Please revise the Company’s 2017 Proxy Statement to include missing Part III disclosures. Alternately, advise the staff that another proxy for a general meeting will be filed before the 120 day requirement with the Part III disclosures.

Response:

In response to the Staff’s comment, we hereby confirm that we will file the Part III information in another proxy statement on Schedule 14A for our annual meeting or in an amendment to the Form 10-K for the year ended December 31, 2016 not later than 120 days after the end of the fiscal year covered by the Form 10-K.

* * *

Thank you very much for your attention to this matter.  We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have.  Please contact Bill Brown at 856-917-0903 or Penny J. Minna at 410-580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Michael R Bogansky
Senior Vice President and Chief Financial Officer

cc:	William F. Brown, Esq.
Ryan Melcher, Esq.
Penny J. Minna, Esq.
Jeffrey Symons, Esq.